VF 3-18-04

SECU[...]MMISSION
04015850
[...]ington, D.C. 20549

AAF 3/16/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1392 Albany Post Road
(No. and Street)

Croton-on-Hudson, New York 10520-1506
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick T. Scianandre 914 271-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberger, John F.
(Name – *if individual, state last, first, middle name*)

12 Biscayne Drive, Ramsey, New Jersey 07446
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH. D.C. 181

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AAF 3.25.2004

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Audited Financial Statements

Hudson Heritage Capital Management Inc.

December 31, 2003

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Report of Independent Auditors

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the accompanying statements of assets, liabilities and fund balances of Hudson Heritage Capital Management, Inc. as of December 31, 2003, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

John F Rosenberger, CPA

Ramsey, New Jersey
February 18, 2004

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Independent Auditor's Report
On Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the balance sheet of Hudson Heritage Capital Management, Inc. as of December 31, 2003, and the related statements of income, retained earnings and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedures; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2003, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

John F. Rosenberger, CPA

Ramsey, New Jersey
February 18, 2004

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash - Checking	$	12,009
Cash - Savings		5,107
Money Market		37,009
Total Current Assets	$	54,125
FIXED ASSETS		
Computer Equipment		19,288
Computer Software		7,055
Furniture & Equipment		27,959
Less: Accumulated Depreciation		(33,626)
Total Fixed Assets		20,676
TOTAL ASSETS	$	74,801

LIABILITIES & SHAREHOLDERS' EQUITY

Liabilities		
Accrued Liabilities	$	22,305
Payroll Taxes Payable		2,350
TOTAL LIABILITIES	$	24,655
Shareholders' Equity		
Common Stock		2,000
Paid in Capital		20,000
Retained Earnings		28,146
TOTAL SHAREHOLDERS' EQUITY		50,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	74,801

SEE NOTES TO THE FINANCIAL STATEMENT

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Fees	$ 189,244
Commissions	38,983
Interest	60
TOTAL REVENUE	$ 228,287
OPERATING EXPENSES:	
Payroll Expenses	79,876
Commissions	64,693
Rent	21,047
Insurance	16,486
Office Services	9,061
Automobile Expenses	8,020
Depreciation	5,169
Utilities & Telephone	4,869
Equipment Rental & Repair	3,917
Computer Software	2,735
Licenses & Registrations	1,655
Miscellaneous	1,204
TOTAL OPERATING EXPENSES	218,732
NET INCOME (LOSS)	$ 9,555
RETAINED EARNINGS - BEGINNING OF YEAR	18,591
RETAINED EARNINGS - END OF YEAR	$ 28,146

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Income (Loss)	$	9,555
Expenses not requiring the use of cash:		
Depreciation		5,169
Change in operating assets and liabilities		
Increase (Decrease) Accrued Expenses		10,687
Increase (Decrease) Payroll Taxes Payable		2,350
Net Cash Provided from Operating Activities	$	27,761
FINANCING ACTIVITIES		
Purchase of Fixed Assets		-
Net Cash Provided from Financing Activities		-
INCREASE (DECREASE) IN CASH	$	27,761
BEGINNING CASH		26,364
CASH AT YEAR END	$	54,125
CASH - CHECKING	$	12,009
CASH - SAVINGS		5,107
CASH - MONEY MARKET		37,009
TOTAL CASH	$	54,125

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1. BUSINESS ORGANIZATION

The Company operates as a NASD member firm and registered investment advisor. The Company and its owners are licensed with the NASD. As of December 31, 2003 all registration fees and required filings have been made to the NASD and the related state securities authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes.

NET CAPITAL COMPUTATION

As of December 31, 2003, the Company's net capital is $ 29,470. The Company's excess net capital was $ 24,470 over the minimum requirements. Its Aggregated Indebtedness was $ 24,655, and its ratio of Aggregated Indebtedness to net capital was 84%. This was computed pursuant to SEC Rule 15c3-1.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2003

Total Assets	$	74,801
Less: Total Liabilities		(24,655)
Net Worth	$	50,146
Less: Non-allocated Assets		(20,676)
Current Capital	$	29,470
Less: Haircuts		-
Net Capital	$	29,470
Less: Required Capital		(5,000)
Excess Net Capital	$	24,470
Aggregated Indebtedness	$	24,655
Aggregated Indebtedness to Net Capital		84%

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

SHAREHOLDERS' EQUITY - January 1, 2003		
Common Stock	$	2,000
Paid in Capital		20,000
Retained Earnings		18,591
TOTAL SHAREHOLDERS' EQUITY (January 1, 2003)	$	40,591
ADDITIONS TO SHAREHOLDERS' EQUITY		
Net Income for the period ended December 31, 2003		9,555
DEDUCTIONS TO SHAREHOLDER'S EQUITY		-
SHAREHOLDERS' EQUITY - December 31, 2003	$	50,146

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE AS OF JANUARY 1, 2003	$ -
INCREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2003	(NONE)
DECREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2003	(NONE)
BALANCE AS OF DECEMBER 31, 2003	$ -

NOTE: NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT JANUARY 1, 2003 AND NO LIABLITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT DECEMBER 31, 2003.